

September 30, 2010

Mr. Arne Haak
Chief Financial Officer
AirTran Holdings, Inc.
9955 AirTran Boulevard
Orlando, Florida 32827

      Re: AirTran Holdings, Inc.
              Form 10-K for the Year Ended Dec. 31, 2009
              File No. 001-15991

Dear Mr. Haak:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  David R. Humphrey
                  Branch Chief